SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION

FILED PURSUANT TO SECTION 8(A) OF THE

INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

NAME:	List Income Opportunities Fund

ADDRESS OF PRINCIPAL BUSINESS OFFICE:	195 Hwy. 50, No. 7172-210
Stateline, Nevada 89449

TELEPHONE NUMBER:	(415) 570-7878

NAME AND ADDRESS OF AGENT FOR	THE CORPORATION TRUST COMPANY
SERVICE OF PROCESS:	Corporation Trust Center
1209 Orange St.
Wilmington, DE 19801

CHECK APPROPRIATE BOX:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

[X]Yes	[ ] No

SIGNATURES

Pursuant to the requirements of Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on behalf of the Registrant in the City of Wareham and State of Massachusetts on this 6th day of April 2023.

LIST INCOME OPPORTUNITIES FUND

By:	/s/ Brian T. Rice
Brian T. Rice
Sole Initial Trustee

Attest:

/s/ Michael C. Li
Name: Michael C. Li
Title: Chief Compliance Officer